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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly* $69,697,243 commitment*, and an affiliate of the Adviser, which invested roughly $3,668,276 commitment. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Opportunistic rental community acquisition in North Charleston, SC

This investment fits into our broader strategy to take advantage of the economic environment to acquire high quality assets at attractive market pricing.

We're investing roughly $70.9 million to acquire a 220-townhome build-for-rent community in North Charleston, South Carolina, about 20 minutes northwest of downtown Charleston. This site is particularly remarkable for being urban infill, adding much needed, spacious housing units in an area where they're in high demand.

At a strategic level, this investment fits within both our opportunistic acquisition and affordably-priced Sunbelt rental housing theses. With real estate markets increasingly under duress, we have begun acquiring properties opportunistically. As Peter Lynch famously said, "The best time to get involved with cyclicals is when the economy is at its weakest, earnings are at their lowest, and public sentiment is at its bleakest." During an extended downturn, it takes courage to invest aggressively when most investors are on the sidelines.

We believe that build-for-rent housing will become the next major asset class in the real estate industry, with the likelihood to flourish into a new multi-billion dollar sector. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate and supporting steady returns for disciplined investors.

Our intent with this and other investments in BFR housing is to capture market growth currently being driven by megatrends in technology, demographics, and affordability, all of which are encouraging more people to seek the single family housing option of a BFR community, especially outside of traditional coastal urban centers, in regions across the Sunbelt. Today, Fundrise is already one of the largest BFR investors and operators in the nation, with institutional-scale financing from Goldman Sachs, Metlife, and Prudential; as the sector grows, we're delivering our investors one of the most promising new investment classes.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Flagship Fund, which is committing roughly $69.7 million, and the Growth eREIT VII, committing roughly $3.6 million, projected costs included.

Strategy

This investment follows an Opportunistic strategy.

Business plan

Our investment at Highland Townhomes is a $70.9 million purchase of 220, urban infill townhomes, comprising a finished build-for-rent community. The community consists of various amenities, unit types, and floorplan options designed to capture the benefits of multifamily operations, with spacious three- and four-bedroom townhomes, each with a private garage and modern finishings and features. Our purchase contract is for the 220 townhomes over the next year, delivered in tranches as construction is completed.

As we referenced most recently in our 3Q 2023 investor letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. Particularly, as interest rates remain high, we expect rental housing to continue to be an attractive option to many people, as the expected monthly mortgage payment for the buyer of a median-priced US home has nearly doubled in the course of just two years. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

Accounting for anticipated costs, we expect our investment's total commitment to be roughly $73.4 million. While we acquired the initial homes in an all-cash transaction, we intend to use portfolio-level financing with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Opportunistic acquisition timing:** With most of our competition sidelined by challenging capital markets, prices are more attractive than most of the last decade. Our aim is to acquire high quality assets to take advantage of the stressed market environment.

- **Urban infill and new high growth property type:** Build-for-rent communities are emerging as one of the fastest growing new product types in real estate. With rising institutional demand and strong market fundamentals, BFR may be the most attractive asset class in the entire industry. This property is particularly remarkable because it is infill — meaning that it's effectively reinventing the usage of an existing space — creating new, in-demand housing in an urban location.

- **Fast-growing geography:** Charleston's allure as a hub for a wide array of companies and professionals has played a pivotal role in the region's expansion, catalyzing rapid population growth. The U.S. Census Bureau reported that between 2020 and 2022, the Charleston region witnessed a growth rate three times higher than the national average.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

Additional Information: An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

About the Fund

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Flagship Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Flagship Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Flagship Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com